

June 11, 2015

Via E-mail
Denise Cade
Senior Vice President, General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

>       **Re:    SunCoke Energy Partners, L.P.**
>              **Amendment No. 1 to Registration Statement on Form S-3**
>              **Filed May 29, 2015**
>              **File No. 333-203562**
>              **Form 10-K for the Fiscal Year Ended December 31, 2014**
>              **Filed February 24, 2015**
>              **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
>              **Filed April 28, 2015**
>              **File No. 1-35782**

Dear Ms. Cade:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Registration Statement on Form S-3

1.      We note that the opinion states that the common and preferred units will be non-assessable.  Please revise the opinion to address whether purchasers will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Granite City Dropdown, page 6

2.      We note your response to comment 10 of our letter dated May 18, 2015.  Please clarify whether the $45 million for cash retained to pre-fund SunCoke Inc.'s obligation for the anticipated cost of the Granite City environmental project represents legally restricted cash and, if so, what consideration was given to Rule 5-02.1 of Regulation S-X.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:     Via E-mail
        Gillian A. Hobson, Esq.
        Vinson & Elkins LLP